Room 4561
Via fax (678) 258-3986

February 26, 2010

Dan Mondor
President & CEO
Concurrent Computer Corporation
4375 River Green Parkway
Suite 100
Duluth, GA 30096

      Re: Concurrent Computer Corporation
             Form 10-K for the Fiscal Year Ended June 30, 3009
             Filed August 28, 2009
             File no. 000-13150

Dear Mr. Mondor:

      We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2009

Note 2. Summary of Significant Accounting Policies

Revenue Recognition Policy, page 53

1.   We note your statement that VSOE of fair value is determined based on the price
        charged when the same element is sold separately. Please describe the process
        you use to evaluate the various factors that affect your VSOE for <u>each</u> element,

such as customer type, purchase volume, duration of arrangement, etc. Further, address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value and tell us how you considered paragraph 10 of SOP 97-2 (ASC 985-605-25-6) in accounting for such arrangements.

2.   We note that for those arrangements in which the maintenance period is greater than one year, you defer revenue based on the value for which you have sold services separately. Please clarify whether the maintenance renewal contracts are for the same terms as those included in the initial contracts. To the extent that the terms differ, tell us what rates you use to establish VSOE of fair value for the maintenance services and tell us how you considered the guidance in TPA 5100.52 (ASC 985-605-55-57 & 58) in accounting for these arrangements.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or the undersigned at (202) 551-3499 if you have any questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief